UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________

SCHEDULE TO/A

(Amendment No. 2)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

WHITE ELECTRONIC DESIGNS CORPORATION

(Name of Subject Company (Issuer))

DESERT EQUITY LP
DESERT MANAGEMENT LLC
CAIMAN PARTNERS, L.P.
CAIMAN CAPITAL GP, L.P.
CAIMAN CAPITAL MANAGEMENT, LLC
BRIAN R. KAHN

(Name of Filing Persons (Offeror))

Common Stock
(Title of Class of Securities)

963801105
(CUSIP Number of Class of Securities)

Brian R. Kahn
Desert Equity LP
5506 Worsham Court
Windermere, Florida 34786
(407) 909-8015

With a copy to:

Steven W. Vazquez, Esq.
Foley & Lardner LLP
100 North Tampa Street, Suite 2700
Tampa, Florida 33602
(813) 229-2300
(813) 221-4210—Fax
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$15,895,000	$886.94

* Estimated for purposes of calculating the amount of the filing fee only.  Transaction value derived by multiplying 3,740,000 shares of the subject company (number of shares sought) by $4.25 (the tender offer price per share).
** The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, by multiplying the transaction value by 0.0000558.

☒Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:$886.94	Filing Party: Desert Equity LP Desert Management LLC Caiman Partners, L.P. Caiman Capital GP, L.P. Caiman Capital Management, LLC Brian R. Kahn
Form or Registration No.:Schedule TO	Date Filed: August 18, 2009
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒third-party tender offer subject to Rule 14d-1.
☐issuer tender offer subject to Rule 13e-4.
☐going-private transaction subject to Rule 13e-3.
☐amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on August 18, 2009 (the “Original Schedule TO”), as amended and supplemented on September 4, 2009 (the Original Schedule TO, as so amended and supplemented, the “Schedule TO”), by Desert Equity LP, a Delaware limited partnership (the “Purchaser”), Desert Management LLC, a Delaware limited liability company, Caiman Partners, L.P., a Delaware limited partnership, Caiman Capital GP, L.P., a Delaware limited partnership, Caiman Capital Management, LLC, a Delaware limited liability company, and Brian R. Kahn, relating to the offer by the Purchaser to purchase up to a total of 3,740,000 shares of common stock, $0.10 stated value per share (the “shares”), of White Electronic Designs Corporation, an Indiana corporation (the “Company”) for $4.25 per share in cash, net to the seller (subject to applicable withholding of U.S. federal, state and local taxes), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 18, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were filed with the Original Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively, which together, as each may be amended or supplemented from time to time, constitute the “Offer.”  Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to them in the Offer to Purchase or in the Schedule TO.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
ITEM 11.	ADDITIONAL INFORMATION.

Items 5 and 11 of the Schedule TO are hereby amended and supplemented as follows:

The second to last paragraph of Section 11- “Background of the Offer; Past Contacts or Negotiations with the Company” of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“In August 2009, Mr. Kahn asked the Company to amend the Settlement Agreement to allow Mr. Kahn, Caiman Partners (and its affiliates), and KCM (collectively, the “Kahn Entities”) to acquire 3,740,000 shares of the Company pursuant to a tender offer.  On August 13, 2009, the Company, the Settlement Parties, and the Shareholder Parties entered into Amendment No. 1 to the Settlement Agreement (the “Settlement Amendment”).  The Settlement Amendment amends the Settlement Agreement to allow for the acquisition of shares by the Kahn Entities pursuant to a single tender offer to all of the Company’s shareholders, wherein, after the tender offer, the Kahn entities may collectively own (after aggregating all ownership whether acquired before or after the tender offer) up to 19.99% of the issued and outstanding shares, in exchange for (i) the Kahn Entities agreeing to vote at the Company’s 2010 annual shareholders’ meeting, all shares beneficially owned by them for each of the Company’s nominees for election to the Company’s Board, and (ii) from August 13, 2009 until two business days following the Company’s 2010 annual shareholders’ meeting, the Kahn Entities voting and causing their respective officers, directors, employees, representatives and agents to vote any shares beneficially owned by them in connection with any matter or proposal submitted to a vote of the Company’s shareholders as recommended by a majority of the members of the Company’s Board.”

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Item 6 of the Schedule TO is hereby amended and supplemented as follows:

The first paragraph of Section 12- “Purpose of the Offer; Plans for the Company” of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“We are acquiring the shares solely for investment purposes with a view towards making a profit.  Although the Group (including Caiman Partners, Caiman Capital, Caiman Management, and Mr. Kahn) intended to conduct a proxy solicitation to elect the Director Nominees at the Company’s 2009 Annual Meeting and Mr. Kahn is the Chairman of the Company’s Board, we are not conducting the Offer for the purpose of acquiring control over or influencing the business of the Company.  See Section 11 of this Offer to Purchase, “Background of the Offer; Past Contacts or Negotiations with the Company.”  We have not retained an independent party to evaluate or render any opinion with respect to the fairness of the Offer and no representation is made as to the fairness of the Offer.”

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
ITEM 10.	FINANCIAL STATEMENTS.
ITEM 11.	ADDITIONAL INFORMATION.

Items 7, 10, and 11 of the Schedule TO are hereby amended and supplemented as follows:

Section 10- “Source and Amount of Funds” of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“In exchange for limited partners of Caiman Partners becoming limited partners of Desert Equity, Caiman Partners has committed to provide us with the funds necessary to purchase the shares tendered in the Offer and pay the related fees and expenses for the Offer.  We have no obligation to repay Caiman Partners for any of the funds they provide to us in connection with the Offer.

If we purchase 3,740,000 shares pursuant to the Offer at $4.25 per share, our aggregate cost will be $15,895,000, plus fees and expenses.  See Introduction and Section 1 of this Offer to Purchase, “Terms of the Offer; Proration.”  As of the date hereof, Caiman Partners has available cash and cash equivalents in an amount sufficient to pay the purchase price for the 3,740,000 shares and the fees and expenses for the Offer.  The Offer is not subject to any financing condition and there are no alternative financing arrangements or alternative financing plans in connection with the Offer.

We do not believe that our financial condition is material to an investor's decision whether to tender in the Offer because (i) the Offer consideration consists solely of cash, (ii) the Offer is not subject to any financing condition, (iii) Caiman Partners has committed to provide us with the funds necessary to purchase the shares tendered in the Offer and pay the related fees and expenses for the Offer, (iv) Caiman Partners has available cash and cash equivalents in an amount sufficient to pay the purchase price for the 3,740,000 shares and the related fees and expenses for the Offer, and (v) the shares are being acquired solely for investment purposes with a view towards making a profit and not for the purpose of acquiring control over or influencing the business of the Company.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2009

DESERT EQUITY LP

By:	DESERT MANAGEMENT LLC,
its general partner

	By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Sole Member and Manager

DESERT MANAGEMENT LLC

By:	/s/ Brian R. Kahn
Name:	Brian R. Kahn
Title:	Sole Member and Manager

CAIMAN PARTNERS, L.P.

By:	CAIMAN CAPITAL GP, L.P., its general partner

	By:	CAIMAN CAPITAL MANAGEMENT, LLC, its managing general partner

		By:	/s/ Brian R. Kahn
		Name:	Brian R. Kahn
		Title:	Managing Member

CAIMAN CAPITAL GP, L.P.

By:	CAIMAN CAPITAL MANAGEMENT, LLC, its managing general partner

	By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Managing Member

CAIMAN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name:	Brian R. Kahn
Title:	Managing Member

BRIAN R. KAHN

By:	/s/ Brian R. Kahn
Name:	Brian R. Kahn, an individual